SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

GILLA INC.
(Name of Issuer)

COMMON STOCK $.0002 PAR VALUE
(Title of Class of Securities)

375250107
(CUSIP Number)

GEORGES BENARROCH, 49 AVE FOCH PARIS FRANCE 75116 1-888-231-7511
(Name, address and telephone number of person authorized to receive notices and communications)

JANUARY 10, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 375250107	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GEORGES BENARROCH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADIAN
NUMBER OF	7.	SOLE VOTING POWER 11,356,607
SHARES BENEFICIALLY	8.	SHARED VOTING POWER 00,000
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER 00,000
REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER 00,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,356,607
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18%
14.	TYPE OF REPORTING PERSON (see instructions)

CUSIP No. 375250107	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.
                      Common Stock, $0.0002 par value per share
       Gilla Inc.
       112 North Curry Street
       Carson City NV 89703
Item 2.	Identity and Background.
                         This statement is a single filing of Georges Benarroch, Canadian citizen and resident of France with a residential address of 49 Ave. Foch, Paris, France 75116.  Mr. Benarroch has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3.	Source or Amount of Funds or Other Consideration.
                        The shares of Common Stock were acquired from Comindus Finance Corp. (formerly Credifinance Capital Corp.) as a result of  the transfer of a pledge agreement reported under a joint form 4 filing on September 9, 2010 and amended September 14, 2010.
Item 4.	Purpose of the Transaction.
               The reporting person filing this statement acquired beneficial ownership of the respective shares of Common Stock as a result of the transfer of a pledge agreement with an unrelated entity.  The reporting person does not have any present plans or proposals which relate to or would result in:
a)       The acquisition by any person of additional securities of the issuer
b)      An extraordinary corporation transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries
c)      A sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries
d)      Any change in the board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing  vacancies on the board
e)      Any material change is the present capitalization or dividend policy of the issuer
f)      Any other material change in the issuer’s business or corporate structure
g)      Changes in the issuer’s charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the issuer by any person
h)      Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation systems of a registered national securities association
i)      A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or
j)      Any action similar to any of those enumerated above
Item 5.	Interest in Securities of the Issuer.
Georges Benarroch, by virtue of his security holding, is the beneficial owner of 11,356,607 of the shares of Common Stock, or 18%.
No transactions in shares of Common Stock of the issuer were effected by the reporting person during the last 60 days.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
There is an option agreement between the reporting person, Georges Benarroch, (“Grantor”)  Snoke Investment Corporation (“Optionee”) , related to the issuer (see note below)*, in relation to 11,300,000 shares of Common Stock of the Issuer which provides the Optionee the right to purchase up to 11,300,000 shares of Common Stock of the Issuer from the Grantor at a price of $0.025 per share, such option to expire February 15, 2014.  Exercise of the option in whole or in part is contingent on the repayment to Comindus Finance Corp. (formerly Credifinance Capital Corp.) due by the Issuer, Gilla Inc.  This option agreement has been disclosed by the Issuer in the Issuer’s SEC filings.
* As reported in the Issuer’s SEC filings, on November 21, 2012, Gilla Inc. (the “Issuer”) merged with Snoke Distribution Canada Ltd. (“Snoke Distribution”) a corporation existing under the laws of Ontario (the “Merger”). Pursuant to the merger, the Issuer acquired all of the outstanding shares of Snoke Distribution through the issuance of common shares of the Issuer to the shareholders of Snoke Distribution.  As a result of the Merger and pursuant to the resolutions, Snoke Distribution has become a wholly-owned subsidiary of the Issuer and the Issuer issued shares of its common stock to shareholders of Snoke Distribution at a rate of 1 share of the Issuer’s common stock for each Snoke Distribution common share.
Item 7.	Material to be filed as Exhibits.
         1. OPTION AGREEMENT DATED NOVEMBER 15, 2012 BETWEEN GEORGES BENARROCH AND SNOKE INVESTMENT CORPORATION
         2. LOAN AGREEMENT DATED NOVEMBER 15, 2012 BETWEEN GILLA INC. and CREDIFINANCE CAPITAL CORP (NOW: COMINDUS FINANCE CORP)
         3. PROMISSORY NOTE DATED NOVEMBER 15, 2012 BETWEEN GILLA INC. and CREDIFINANCE CAPITAL CORP (NOW: COMINDUS FINANCE CORP

CUSIP No. 375250107	13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEORGES BENARROCH

/s/ Georges Benarroch
Georges Benarroch